wpdoc2\nsar\1999\136-77D.doc
6/2/99
NAME OF REGISTRANT:
Franklin Investors Securities Trust
File No. 811-4986

EXHIBIT ITEM No. 77D: Policies with respect to security investments

At a meeting of the Board of Trustees of the Registrant held on January 12, 1999, the following resolutions were adopted:

     RESOLVED, that the prospectus of the Franklin Short-Intermediate U.S. Government Securities Fund (the "Fund") be amended to eliminate any qualifications that the Fund intends to invest solely in U.S. Treasury securities and, instead, reflect that the Fund may invest in obligations either issued or guaranteed by U.S. Government agencies or instrumentalities including discount notes, global notes, medium-term notes and mortgage-backed securities; and

     FURTHER RESOLVED, that the prospectus of the Fund be further amended to change the focus of interest rate risk from one of average maturity to one of duration.